Exhibit 99.1

Eldorado Gold
2025 Modern Slavery Report

Introduction

This Modern Slavery Report (the “Report”) has been prepared by Eldorado Gold Corporation (“Eldorado Gold” or “Eldorado”) to meet the requirements of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act 2023 (the “Act”). This joint report under section 11 of the Act covers Eldorado Gold and its subsidiary, Eldorado Gold (Québec) Inc. (“Eldorado Gold Québec”), which we have determined are reporting entities. As Eldorado Gold is the ultimate parent company with global supply chains under its consolidated financial oversight, this Report also includes references to various non-reporting entity subsidiaries, particularly our main operating subsidiary in Greece (Hellas Gold Single Member S.A. (“Hellas Gold”)) and in Türkiye (Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)).

This Report forms part of our annual reporting suite. All reports, including our Sustainability Reports, are available on our website at www.eldoradogold.com. This Report covers Eldorado Gold’s financial year ended December 31, 2025 (the “Reporting Period”) unless otherwise stated. This Report does not include information on Foran Mining Corporation (“Foran”) as Foran was not a wholly owned subsidiary during the Reporting Period.

At Eldorado Gold, we are committed to respecting human rights. We proactively work to avoid causing or contributing to adverse human rights impacts, including modern slavery, and to prevent and mitigate any human rights impacts that are linked to our operations or supply chains. This Report discusses the policies, procedures, and practices we have in place and are developing to safeguard against modern slavery within our operations and supply chain.

Our Structure, Operations, and Supply Chain

Organizational Structure and Operations

Eldorado Gold is a Canadian mid-tier gold mining company, with shares trading on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges. We produced 488,268 ounces of gold in 2025.

We are committed to responsible mining as a foundation of our business, and this commitment is encapsulated in our values of collaboration, courage, integrity, drive, and agility.

Our global operations include assets in Canada, Türkiye, and Greece. Our activities involve all facets of mining, including exploration, development, production, reclamation, and rehabilitation. Our company is headquartered in Vancouver, Canada. As of December 31, 2025, we had a workforce of approximately 8,000 employees and contractors worldwide. The majority of our employees and management are nationals of the countries in which our operations and offices are located.

We have four operating sites:

(i)	Lamaque Complex (“Lamaque”) - located in the eastern Abitibi-Témiscamingue region of Québec, Canada, which includes the active Triangle Mine (Upper and Lower), the Ormaque Deposit, the Parallel Deposit, the Plug #4 Deposit, and the Sigma mill. Lamaque produces gold and has a workforce of 892;
(ii)	Olympias - located in the Halkidiki Peninsula, Greece which produces gold, silver, lead, and zinc. Olympias has a workforce of 1,112;
(iii)	Kişladağ - located in Uşak Province, Türkiye which produces gold. Kişladağ has a workforce of 1,562; and
(iv)	Efemçukuru - located in İzmir Province, Türkiye which produces gold. Efemçukuru and has a workforce of 899.

We also have a copper-gold development project that is at an advanced stage, Skouries, located in the Halkidiki Peninsula in northern Greece. Skouries has a workforce of 2,375 as of December 31, 2025. Skouries is part of our Kassandra Mines Complex, which also includes Olympias and Mavres Petres-Stratoni mine (which is under care and maintenance). All our operating sites and the Skouries project are 100% owned by Eldorado.

Other growth projects include Perama Hill, a fully owned gold-silver project in Greece. On October 30, 2025, we closed the sale of the Certej project, in Romania, in which we held an 80.5% interest.

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In April 2026, Eldorado Gold announced the completion of the acquisition of the outstanding shares of Foran through a court-approved plan of arrangement under the Business Corporations Act (British Columbia). As noted above, the acquisition of Foran was announced subsequent to the end of the Reporting Period.

For full description of each site, please see the Company’s Annual Information Form FYE 2025 and our year end 2025 Management’s Discussion and Analysis (“MD&A”), available on our website, SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar. In this Report, we refer to our collective operations and development projects as our sites.

Supply Chain

We rely on a diverse supply chain to support our business, providing services, goods, and materials required at the different phases of our sites. At Eldorado Gold, our sites are supported by approximately 4,100 direct suppliers across our operations and our Skouries development project.

Our procurement spend at our operational sites in 2025 was approximately USD $1,350M, and our main spend categories are included in the figure below:

Eldorado Total Procurement Spend by Category (2025)

Category	Spend (percentage of total)
Major services[1]	56%
Consumables	16%
Maintenance, repair, operational supplies, small services, and other	17%
Equipment, parts, and services	11%

In Canada, 99% of our spend is allotted to Canadian suppliers, while 1% is spent on suppliers outside of Canada, primarily in the United States. In Greece, 86% of our spend is allotted to Greek suppliers while, 14% is spent on suppliers outside of Greece. In Türkiye, 89% of our spend is allocated to Turkish suppliers and 11% is spent on suppliers outside of Türkiye.

Our Policies and Governance Processes

Our Board of Directors is responsible for overseeing corporate governance and monitors the effectiveness of our risk management processes. The Board’s Sustainability Committee oversees our policies, programs, and practices relating to sustainability topics, including labour and human rights. The Sustainability Committee receives quarterly consolidated reports with information from all sites and periodically visits our sites to obtain first-hand validation. Accountability for social, environmental, and health and safety performance, including regarding human rights, rests with our Chief Executive Officer (CEO) and our President. Our Executive Vice President & Chief Operating Officer provides oversight for occupational health and safety and sustainability at the corporate level. Our Vice President, Health, Safety and Sustainability develops and implements our strategic direction while enhancing governance practices to promote accountability and transparency. In addition, our Executive Vice President & Chief Financial Officer provides oversight for both the global human resources function and the global procurement function. The Regional HR Directors maintain a dotted reporting line to the Vice President, Human Resources while our Senior Director, Global Supply Chain & Procurement oversees the global procurement operations.

1 “Major Services” means services of USD $250K and above (annual spend).

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Governance Policies

Our key governance policies and procedures continue to remain in effect with no material updates or revision in the last year. Our key governance policies and procedures direct our practices, including our approach to human rights and modern slavery. Relevant corporate policies include our:

●	Code of Ethics and Business Conduct (the “Code”) - The Code applies to employees and contractors working for Eldorado and our subsidiaries. It describes our expectations for acting ethically, including the responsibility to report suspected violations. The Code includes Whistleblower Procedures so that any stakeholder can confidentially and anonymously report any concerns, including concerns relating to human rights.
●	Respectful Workplace Policy - We have a zero-tolerance approach to any form of harassment, discrimination, or workplace violence. Our Respectful Workplace Policy applies to all employees of Eldorado and our subsidiaries.
●	Human Rights Policy - Informed by the International Bill of Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, the United Nations Guiding Principles on Business and Human Rights, and the Voluntary Principles on Security and Human Rights, amongst others, our Human Rights Policy aligns our labour practices and health and safety practices with our responsibility to respect human rights. Our Human Rights Policy specifically prohibits child and forced labour in our operations and supply chains.
●	Supplier Code of Conduct (“Supplier Code”) - We expect all suppliers to meet the minimum standards provided in the Supplier Code. This includes requiring suppliers to act ethically and to comply with laws and regulations of the jurisdictions in which they and we operate. The Supplier Code also establishes that suppliers are expected to adopt robust human rights and fair labour practices and are expected to adhere to our Human Rights Policy.
●	Social Performance Policy: Our Social Performance Policy outlines our commitments to assessing and managing social impacts, engaging with affected communities, preserving cultural heritage, supporting equitable access to opportunities, and providing accessible grievance mechanisms. It is aligned with international sustainability and human rights frameworks and applies to all employees and contractors.

At Eldorado, directors, officers, and the country general managers, Vice-Presidents or Executive Vice-Presidents who are responsible for overseeing employees in foreign jurisdictions, are tasked with ensuring that employees in all jurisdictions understand and comply with the Code, and all other applicable company policies.

Sustainability Integrated Management System

Our Sustainability Integrated Management System (“SIMS”) provides mandatory minimum performance standards that apply globally to all our sites. Our SIMS covers occupational health and safety, social performance, environmental performance, and security as well as general topics, such as contractor management and procurement. The SIMS was developed in alignment with internationally recognized industry standards, including the World Gold Council’s (“WGC”) Responsible Gold Mining Principles (“RGMPs”), the Mining Association of Canada’s (“MAC”) Towards Sustainable Mining standards (“TSM”), the International Cyanide Management Code, and the Voluntary Principles on Security and Human Rights.

Our SIMS requires our operations and all contractors to align with the TSM Prevention of Child and Forced Labour Verification Protocol, and with the International Labour Organization conventions on forced and child labour and modern slavery.

Our SIMS is subject to cyclical reviews to ensure it incorporates changes to international frameworks and is fit for business. Accordingly, SIMS has an integrated verification program that sees an internal group of subject matter experts assess compliance with the standards every three to five years, and an external third-party verification on the requirements of MAC’s TSM and WGC’s RGMPs.

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In 2025, we completed an integrated SIMS Compliance Verification at Lamaque, which included external verification against the MACTSM protocols. The site achieved AAA scores across all applicable protocols, and as a result, it was awarded the TSM Gold Leadership Award, the highest level of recognition granted by the Mining Association of Canada. This verification process also identified opportunities for continuous improvement, supporting the ongoing strengthening of our governance and due diligence systems across our operations. Verified TSM results are publicly available through the Mining Association of Canada website.

Identifying Modern Slavery Risks

Identifying Modern Slavery Risks within our Operations

Our operations are located in Canada, Türkiye, and Greece. We continue to closely monitor the Global Slavery Index (GSI) in these jurisdictions. According to the 2023 Global Slavery Index, Canada is ranked low in terms of risks of modern slavery, Greece is ranked at low to medium risk. We recognize that, in spite of these rankings, modern slavery does exist in these jurisdictions. Türkiye ranks fifth in the world in terms of modern slavery risks.2 According to https://www.walkfree.org/, these risks are associated with the large presence of refugees and migrants in the country, particularly from Syria, as well as ongoing discrimination against minority groups (including refugees).3 Data from the United Nations High Commissioner for Refugees (UNHCR) Operational Data Portal indicates that approximately 2.87 million Syrians are registered with the Government of Türkiye, based on official data provided by the Government of Türkiye as at March 2026.4 The risk of forced labour is highest in agriculture, domestic service, garments, textiles, and construction industries.

Studies indicate that Syrian refugees at heightened risk of modern slavery are predominantly located in southeast Türkiye, in the provinces bordering northern Syria.5 Our operations are based in western Türkiye, where we believe the risks of modern slavery are lower.

Subsequent to the end of the Reporting Period, following the initial military strikes in Iran on March 1, 2026, we have been monitoring escalating geopolitical tensions across the region for potential indirect impacts on our operations, labour conditions and supply-chain risks in Türkiye and Greece. At this time, we have not identified any material increase in forced labour or child labour risks within our operations or supply chains; however, we continue to monitor developments and will update our risk assessments and mitigation measures as appropriate.

Regardless of the jurisdiction, we employ robust human resource and procurement procedures to ensure that we and our contractors do not employ forced or child labour within our operations. These are discussed in the Measures within our Business Operations section of this report. Therefore, we believe that the overall risk that our operations may cause or contribute to modern slavery with respect to our workforce is low.

Identifying Modern Slavery Risks within our Supply Chain

We recognize that there is a risk that we unknowingly contribute or are linked to modern slavery impacts in our supply chain. The Australian Council of Superannuation Investors lists sector-specific product and service categories that are at higher risk of modern slavery. These include construction, cleaning, security, maintenance, contract labour, logistics/transport, and materials such as IT hardware.6 The United States Department of Labor (USDOL) also identifies top sectors globally at risk for child and forced labour. In 2024, these included: agriculture, manufacturing, and mining/quarrying.7 The USDOL also specifically identifies top sectors at risk of forced and child labour in select countries, including Türkiye. For 2024, in Türkiye high risk sectors included agricultural products, cotton, footwear, furniture, and garments. Drawing upon such sources, we have identified that the risk of modern slavery is higher in our procurement of food and services, including construction, contract labour, cleaning, and maintenance.

2      The 2023 Global Slavery Index - https://www.walkfree.org/global-slavery-index/map/

3      Global Slavery Index / Country Study - Modern slavery in Türkiye - https://www.walkfree.org/global-slavery-index/country-studies/turkiye/

4      United Nations High Commissioner for Refugees (UNHCR) Operational Data Portal, Syria Regional Refugee Response - https://data.unhcr.org/en/situations/syria

5      Danish Refugee Council. 2021. Syrian Refugees’ Perceptions of the (Formal) Labour Market in Southeast Turkey. Available at: https://reliefweb.int/report/turkey/syrian-refugees-perceptions-formal-labour-market-southeast-turkey

6      Australian Council of Superannuation Investors. 2019. Modern Slavery Risks, Rights and Responsibilities: A Guide for Companies and Investors.

7      US Department of Labor. 2024. 2024 List of Goods Produced by Child Labor or Forced Labor. Available at: https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods

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We recognize that the risk of modern slavery also increases in countries with a higher prevalence of or vulnerability to modern slavery. As the majority of our procurement spend is contracted to suppliers located within the countries where we operate, we have determined that the risks of us contributing or being linked to modern slavery are highest in Türkiye.

In 2025, Eldorado developed a Third-Party Risk Management (TPRM) framework to strengthen the Company’s responsible sourcing practices. This included creating the Responsible Sourcing Policy, approved in November, and a TPRM Procedure that was piloted at Efemçukuru in Türkiye before being rolled out to all sites and offices subsequent to the Reporting Period in 2026.

The new TPRM framework reinforces compliance with leading international due-diligence standards, including the UN Guiding Principles on Business and Human Rights, relevant OECD guidelines, and the EU Corporate Sustainability Due Diligence Directive. It introduces mandatory, risk-based due diligence for all suppliers, incorporating questionnaires, sanctions screening, and documented risk assessments. Zero-tolerance issues, such as sanctions violations, forced or child labour, and bribery, trigger immediate escalation and can result in pausing or terminating supplier engagement.

Managing Modern Slavery Risks and Supply Chain Due Diligence

Measures within our Business Operations

Regulatory Compliance

We follow the relevant laws in the jurisdictions where we operate. Our sites and our offices undertake specific measures to ensure that there are no instances of child or forced labour within our operations.

Our corporate offices are located in Canada and are subject to Canadian and provincial labour laws. At Lamaque, we comply with the employment laws of Canada and Québec, which protect all our employees and contractors at our Canadian operation. Canada and Québec have enacted labour laws that protect all workers across all sectors, including informal sectors.

At our Greek operations, Olympias and the Skouries development project, our human resources teams collect and verify relevant personal information of all job candidates, ensuring against the use of child or forced labour. All contractors working on-site are required to submit the relevant personal data of their employees for verification prior to the initial site access and on a monthly basis thereafter. No workers under the age of 18 are allowed on site, in accordance with Greek mining regulations. These requirements also apply to the construction contractors working at our Skouries development project.

Our two Türkiye operations also follow all applicable laws, including labour laws. No workers under the age of 18 are allowed on our sites. Any contractors working on site must submit relevant documentation for all of their workers prior to entering a site. Our human resource’s function is responsible for tracking this information to ensure against the use of forced or child labour.

Eldorado seeks to comply with international labour standards and to protect the labour rights of its employees and contractors. Approximately 53% of our employees were covered by collective bargaining agreements in 2025.

Our compliance with local labour regulations is assessed as part of third-party Human Rights Assessments (“HRAs”). In 2024, we successfully concluded negotiations and reached a mutually beneficial three-year collective bargaining agreement with the union workforce at Olympias. Additionally, Tuprag has successfully concluded an updated and mutually beneficial collective bargaining agreement, signed as of January 1, 2026, which will remain valid in Türkiye until December 31, 2027.

Compensation levels for employees are determined at the country level by local human resource teams, with some high-level oversight from Corporate on annual budget approvals and periodic gender pay equity assessments.

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Human Rights

Our Human Rights Policy and Supplier Code of Conduct continue to apply across all operations, contractors, and suppliers, setting clear expectations on labour rights and prohibiting practices associated with modern slavery.

In 2025, we completed independent Human Rights and Voluntary Principles on Security and Human Rights Assessments across all operating sites, part of our internal management system requirements on a three-year cycle. These assessments reviewed potential human rights risks, including labour-related risks such as forced labour and child labour.

The assessors found no evidence of modern slavery at any of our sites and no indication that our operations or contractor workforce were engaged in practices resulting in material negative human rights impacts. The assessments helped us identify where potential human rights risks could exist in our operations, which in turn allowed us to implement appropriate controls and actions to address and mitigate those risks.

Training

All our employees receive some form of human rights training. At Lamaque, human rights topics are included in induction training, which all employees and on-site contractors receive, and all our Lamaque desktop employees also complete the annual Code of Ethics and Business Conduct training. At Olympias, we developed a two-day training course on human resources and sustainability that aligns with our SIMS and with Greek legislation. The course specifically includes the topics of human rights and child labour. We have begun rolling out this training to all employees and permanent contractors. At our Turkish sites, our employees and contractors receive compulsory training on human rights that includes reference to forced and child labour.

At the corporate level, we partner with a third-party provider to develop our policy-related training. The Ethics and Code of Conduct training was launched in 2025 and deployed through our internal SAP learning management system. By early 2026, the training had been completed by all desktop employees.

Furthermore, in 2025 we launched mandatory training on Modern Slavery and Human Trafficking for all executives, senior leaders, management, site and country managers, as well as all members of the procurement, accounts payable, human resources and legal teams globally. The training also included exploration teams working on the ground, particularly in Canada, Türkiye, and Greece. Completion reached 100% in early 2026. The objective of the training was to raise awareness and equip participants with the knowledge and skills needed to identify, prevent and address risks of human trafficking within our operations and throughout our supply chain.

Lastly, security personnel across Canada, Türkiye, and Greece also received recurring training on the Voluntary Principles on Security and Human Rights.

Supply Chain Due Diligence

Our SIMS requires all our contractors and suppliers to comply with MAC TSM’s Prevention of Child and Forced Labour Verification Protocol and establishes requirements for us to perform contractor and supplier due diligence and to monitor contractors and suppliers to identify risks related to child labour, forced labour, modern slavery, remuneration practices, and international sanctions.

To operationalize these SIMS requirements, we developed our Supplier Code in 2023. We communicate the Supplier Code to all suppliers and require that they acknowledge and commit to compliance with our Supplier Code. Additionally, our Code of Ethics and Business Conduct apply to anyone working for Eldorado.

As noted above, we developed a TPRM framework, along with a Responsible Sourcing Policy and supporting procedure, which were piloted in 2025 at the Efemçukuru mine. Governance has been strengthened through defined escalation pathways, specialized oversight for complex matters, and a Due Diligence Committee responsible for reviewing sensitive or high-risk cases. The program also incorporates continuous-improvement mechanisms, including regular reviews of risk thresholds, screening tools, questionnaires, grievance processes, and overall system performance, to ensure sustained compliance and responsible sourcing across our supplier base.

Our Greek subsidiary Hellas Gold is developing the Skouries development project with investment from the European Bank for Reconstruction and Development (“EBRD”). The EBRD requires us to have specific supplier management processes in place. In response, our Greece country team developed a due diligence process that is aligned with EBRD requirements. This process is very similar to the company-wide process we have been developing. Any supplier that is deemed high risk under both Eldorado’s screening process and Hellas Gold’s screening process, or just under Hellas Gold’s screening process, will be subject to Hellas Gold’s due diligence procedures.

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Addressing Modern Slavery Risks and Remediation Measures

Eldorado’s Board of Directors is responsible for understanding and overseeing the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively.   Further, Eldorado’s Audit Committee is a Board level committee responsible for ensuring that we have appropriate procedures for the receipt, retention, and treatment of confidential, anonymous submissions and complaints about any violation to or circumstances that may violate our Code of Ethics and Business Conduct, including concerns about human rights or modern slavery. The Code includes details of our Whistleblower Reporting Line.

As part of our whistleblower procedures, employees, directors, officers, or anyone conducting business on our behalf (including contractors, consultants, suppliers, or agents) are free to bring ethics-related complaints to the attention of their supervisor or manager. They can also file a confidential and, if desired, anonymous report through our third-party whistleblower reporting agency, EthicsPoint, by telephone or online at www.eldorado.ethicspoint.com. Parties can also contact any member of the Legal and Compliance team, Eldorado’s Executive Vice-President, General Counsel and Chief Compliance Officer or the Chair of the Audit Committee. Complaints can be submitted, through interoffice mail, a sealed envelope addressed to the Executive Vice-President, General Counsel and Chief Compliance Officer.

Our Supplier Code includes reporting mechanisms that are aligned with our Code of Ethics and Business Conduct and Whistleblower Procedures. Specifically, if a supplier becomes aware of a potential violation of the Supplier Code or a related Eldorado policy, they must bring the matter to the attention of the person in our company that they are doing business with. Concerns and potential violations can also be anonymously reported by telephone or online through EthicsPoint, or by email at compliance@eldoradogold.com. We have implemented employee grievance mechanisms across all of our sites.

Both Eldorado’s Code of Ethics and Business Conduct and Supplier Code explicitly state that we will not tolerate retaliation against anyone who, in good faith, reports a concern or participates in an investigation.

Our Community Response System in SIMS, which is aligned with MAC TSM’s Indigenous and Community Relations Protocol, also establishes requirements for sites to develop and maintain a community feedback mechanism, to receive, manage, and respond to community grievances, comments, concerns, and requests. Community members can raise concerns regarding modern slavery through either these community grievance mechanisms, or our whistleblower channels.

All concerns and grievances received through our Community Response System, employee grievance mechanisms, and our whistleblower channels are investigated. During 2025, no concerns received through our confidential feedback and whistleblower channels resulted in any findings related to modern slavery. Since there were no known impacts, we did not implement any measures to remediate instances of forced or child labour, or the loss of income of the most vulnerable families that results from any measure taken to eliminate the use of forced labour or child labour.

Assessing Our Effectiveness

Our Board’s Sustainability Committee reviews and monitors the implementation of our Human Rights Policy, and our programs, practices, and disclosures relating to human rights. The Committee receives quarterly reports related to sustainability performance of our operations and oversees the implementation of our sustainability management system.

We conduct third-party HRAs across our operations to better understand our actual and potential human rights impacts and to ensure we are effectively assessing and monitoring the measures in place to respect human rights. The first cycle of these assessments was completed between 2021 and 2022. In 2025, we completed the next round of independent assessments at all operating sites, as required every three years under SIMS. The 2025 assessments identified no findings related to forced labour, child labour, or other labour-related human rights violations.

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We monitor our performance against the action plans developed through the HRAs. As a MAC member, we comply with the TSM Prevention of Child and Forced Labour Verification Protocol, and all of our operations strive, at minimum, to meet the Level A criteria of the Communities and Indigenous Relations Protocol, which is embedded within our SIMS. This protocol includes requirements related to Community of Interest Response Mechanisms, including the adequacy of community feedback systems.

In 2025, an external verification was conducted at Lamaque, confirming alignment with the Prevention of Child and Forced Labour Protocol and achieving Level AAA under the Communities and Indigenous Relations Protocol.

The third-party verification process under SIMS also assesses our alignment with the RGMPs, and the results are publicly available on our website. Additionally, as part of our annual Conflict-Free Gold Standard assurance process, Eldorado again confirmed that our gold production does not contribute to or benefit from human rights abuses, including forced or child labour.

We continue to assess and develop our supplier due diligence process. As this work progresses, we will continue to identify possible new measures to track the effectiveness of our efforts to address the risks of forced or child labour within our supply chain. The Due Diligence Committee that oversees our supplier due diligence process will continue to assess high-risk suppliers and work towards implementing a standard TPRM process across all sites in 2026.

Approval and Cautionary Notes

This report is for the entity Eldorado Gold and its subsidiary subject to the Act, Eldorado Gold (Québec) Inc. (together, the “Reporting Entities”). This report has been approved by Eldorado Gold’s Board of Directors pursuant to subparagraph 11(4)(b)(ii) of the Act. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I make the above attestation in my capacity as a director of the Board of Directors of Eldorado Gold, and not in my personal capacity, for and on behalf of the Board of Directors of Eldorado Gold.

I have the authority to bind Eldorado Gold.

/s/ George Burns

George Burns

Director and CEO of Eldorado Gold Corporation

Date: May 07, 2026

Cautionary Notes Regarding Forward-Looking Information and Risks

Forward-Looking Information and Risks

Certain of the statements made and information provided in this Modern Slavery Report are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “committed”, “continue”, “confident”, “estimates”, “expects”, “focus”, “forecasts”, “foresees”, “forward”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “projects”, “prospective”, “schedule”, “strategy”, “strives”, “targets”, “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur, or be achieved.

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Forward-looking statements and forward-looking information contained in this Modern Slavery Report include, but are not limited to, statements or information with respect to: our strategy, and expected development of policies and procedures; construction and development of the Skouries Project; potential development of Perama Hill and generally our strategy, plans and goals; implementation of the TPRM system across all sites in 2026; the Company’s sustainability practices, its compliance with SIMS, local labour laws and human rights assessments; our overall assumption of low modern slavery with respect to our workforce and our belief that modern slavery risks are lower in Western Türkiye; The Company’s assessment on the potential indirect impacts of the Iran war on its operations, labour conditions and supply chains in Türkiye; the Company’s strategy and process around the screening of major suppliers; development of a due diligence process aligned with EBRD requirements; plans to enhance whistleblower procedures and to identify, measure, track and address the risks of forced or child labour within our supply chain.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold, copper, and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; the successful integration of the assets and operations from the Arrangement, and the realization of benefits derived therefrom; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary of shipping for important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.

In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Modern Slavery Report. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties, and other factors include, among others: commodity price risk; development risks at Skouries, McIlvenna Bay, and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; integration risks relating to the Arrangement, including the possibility that anticipated benefits from the Arrangement are not realized on the timeline expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; risks related to title and surface rights; environmental, health and safety matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures, and our ability to mitigate such conditions or failures at a reasonable cost, or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licences and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including general integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); turnover and attrition rates of labour, and related impacts thereto; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; cyber security risk; and international conflict and other geopolitical tensions and events, including war, tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our MD&A and our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this Modern Slavery Report, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR+ under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations. The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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